KH 4/25

SECU[illegible] 14046308 [illegible]SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING
RECEIVED
MAR 19 2014
WASH. DC
193

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 47579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TSC Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street
(No. and Street)

Boston MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

2001 market st, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/25

State of New York
County of New York

OATH OR AFFIRMATION

I, Tina Singh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of 18 March, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn to before me this 18 day of March 2014

____
Notary Public

LEE T. GOLD
Notary Public, State of New York
No. 01GO6289459
Qualified in New York County
Commission Expires September 30, 2017

Financial Statements Pursuant to Rule 17a-5 of the SEC and Report of Independent Registered Public Accounting Firm

TSC Distributors, LLC

(a wholly owned subsidiary of TS Capital, LLC)

December 31, 2013

Contents

Grant Thornton

Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Report of Independent Registered Public Accounting Firm

To the Member
TSC Distributors, LLC

We have audited the accompanying financial statements of TSC Distributors, LLC (a Delaware Limited Liability Company) (the "Company") (a wholly owned subsidiary of TS Capital, LLC), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TSC Distributors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule 1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 28, 2014

TSC Distributors, LLC
(a wholly owned subsidiary of TS Capital, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS		
Cash	$	465,671
Due from clearing broker		720,180
Accounts receivable		292,168
Investments, at fair value		24,671
Fixed assets, net of accumulated depreciation		78,027
Prepaid expenses		43,975
Other assets		40,133
Total assets	$	1,664,825
LIABILITIES AND MEMBER'S CAPITAL		
Accounts payable and accrued liabilities	$	529,331
Member's capital		1,135,494
Total liabilities and member's capital	$	1,664,825

The accompanying notes are an integral part of this financial statement.

TSC Distributors, LLC
(a wholly owned subsidiary of TS Capital, LLC)

STATEMENT OF OPERATIONS

For the year ended December 31, 2013

Revenues	
Commission income	$ 11,473,974
Expense reimbursement	1,777,429
Investment income	194,354
Total revenues	13,445,757
Expenses	
Commission expenses	3,722,839
Travel and entertainment	2,065,928
Guaranteed payments	870,000
Salaries and wages	740,118
General and administrative	578,476
Consulting fees	364,517
Professional fees	217,536
UIT expenses	182,431
Regulatory fees and expenses	96,614
Depreciation	34,213
Total expenses	8,872,672
Realized and unrealized gains on investments	
Realized gains on investments	19,424
Unrealized gains on investments	1,535
Total realized and unrealized gains on investments	20,959
Net income	$ 4,594,044

The accompanying notes are an integral part of this financial statement.

TSC Distributors, LLC
(a wholly owned subsidiary of TS Capital, LLC)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

For the year ended December 31, 2013

Balance, January 1, 2013	$ 1,088,473
Net income	4,594,044
Member capital contributions	1,270,000
Member capital withdrawals	(5,817,023)
Balance, December 31, 2013	$ 1,135,494

The accompanying notes are an integral part of this financial statement.

TSC Distributors, LLC
(a wholly owned subsidiary of TS Capital, LLC)

STATEMENT OF CASH FLOWS

For the year ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 4,594,044
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	34,213
Net gains on investments	(20,959)
Changes in assets and liabilities:	
Increase in due from clearing broker	(720,180)
Decrease in accounts receivable	363,762
Investments owned, net	(3,712)
Increase in prepaid and other assets	(4,906)
Increase in accounts payable	357,279
Net cash provided by operating activities	4,599,541
Cash flows used for investing activities:	
Purchases of fixed assets	(23,692)
Net cash used for investing activities	(23,692)
Cash flows used for financing activities:	
Member capital contributions	1,270,000
Member capital withdrawals	(5,817,023)
Net cash used for financing activities	(4,547,023)
Net increase in cash	28,826
Cash, beginning of year	436,845
Cash, end of year	$ 465,671

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

NOTE A - ORGANIZATION

TSC Distributors, LLC (the "Company"), a wholly owned subsidiary of TS Capital, LLC (the "Parent"), is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and is engaged in retailing mutual funds and unit investment trusts ("UITs"), selling variable life insurance or annuities, and private placement of securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Cash

The Company maintains deposits in federally insured financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") limits and in institutions in which deposits are not insured. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held. The Company is currently in excess of FDIC insurance coverage by $935,851 at December 31, 2013.

3. Due from Clearing Broker

In the Company's capacity as sponsor of UITs, the Company records receivables from brokers, dealers, and clearing organizations for unsettled sell trades of securities and UITs in addition to receivables from customers for unsettled sell trades of UITs.

4. Accounts Receivable

Accounts receivable consist of commissions and expense reimbursement amounts due from customers for various contracted services provided by the Company. These receivables are recorded when the respective revenue has been earned. There is no allowance for doubtful accounts as of December 31, 2013.

(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Investments

Investments are reported at fair value, reflecting the amount that would be received to sell an asset in an orderly transaction between market participants at the measurement date (i.e., the exit price), with the change of the fair value being recognized immediately through the Company's statement of operations. For securities traded on an exchange, the Company values these investments based upon current market quotes or pricing sources. All investment transactions are accounted for on a trade-date basis (date the order to buy or sell is executed). Realized gains and losses on investments are recorded on the specific identification method. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Company may hold units of its sponsored UITs at period-end for sale in the primary market or secondary market and accounts for these investments as trading securities. Equity UITs are valued under the market approach through use of quoted prices on an exchange or over-the-counter market. Depending on the nature of the inputs, these investments are categorized as Level 2 at December 31, 2013.

6. Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of 5 years for office equipment and furniture. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement of 3 years.

7. Revenue Recognition

Revenue is recognized as earned or contractually due, as services are performed, in accordance with respective agreements between the Company and other entities.

In its capacity as sponsor of UITs, the Company earns other revenues related to transactional sales charges resulting from the sale of UIT products and from the difference between the purchase or bid and offer price of securities temporarily held to form new UIT products. These revenues are included in investment income net of concessions to dealers who distribute UITs to investors.

8. Income Taxes

The Company, with the consent of its single member, has elected to be taxed as a disregarded entity under sections of the federal and state income tax laws, which provides that the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

No federal or state taxes have been provided on profits of the Company since the member is individually liable for the taxes on its share of the Company's income or loss. In accordance with U.S. GAAP, the Company has defined the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the applicable taxing authority and requires measurement of a tax position meeting the "more likely than not" threshold, based on the largest benefit that is more than 50 percent likely to be realized. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a tax benefit or expense in the current year. As of and during the year ended December 31, 2013, the Company did not have a liability for any unrecognized tax amounts. However, management's conclusions concerning its determination of "more likely than not" tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance and ongoing analyses of and changes to tax laws, regulations and interpretations thereof. If applicable, the Company recognizes interest accrued to unrecognized tax benefits in interest expense and penalties in other expenses on the statement of operations. During the year, the Company did not incur any interest or penalties.

NOTE C - FAIR VALUE MEASUREMENTS

The Company follows guidance which requires enhanced disclosures about investments that are measured and reported at fair value. The guidance establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable pricing inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active.

Level 3 - Instruments with primarily unobservable values where there is limited market activity. The inputs into the determination of fair value inputs for these instruments require significant management judgment or estimation.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

As required by the authoritative guidance under U.S. GAAP, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement consider several inputs and may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

(Continued)

NOTE C - FAIR VALUE MEASUREMENTS - Continued

The following table presents information about the Company's investments measured at fair value on a recurring basis as of December 31, 2013:

	Total	Level 1	Level 2	Level 3
Unit Investment Trusts	$ 24,671	$ -	$ 24,671	$ -

During the year ended December 31, 2013, there have been no transfers between Level 1 and Level 2 assets and liabilities and there have been no transfers between Level 2 and Level 3 assets and liabilities. For the year ended December 31, 2013, there were no Level 3 securities. For the year ended December 31, 2013, there have been no significant changes to the Fund's fair value methodologies.

NOTE D - FIXED ASSETS

Fixed assets consist of the following:

	Depreciable lives	December 31, 2013
Leasehold improvements	3 years	$ 32,608
Office equipment and furniture	5 years	112,875
		145,483
Less accumulated depreciation		(67,456)
Total		$ 78,027

NOTE E - RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with its Parent, under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. The Company reimburses the Parent for such services based upon either specific identification or the parties' estimate of relative use of the costs incurred. The Parent has made capital contributions to the Company of $1,270,000 for the year ended December 31, 2013. The operating results or financial condition may have been significantly different had the Company been autonomous. The Company is also allocated rent expense from the Parent, which has a long-term operating lease for office space. Rent expense allocated to the Company for the year ended December 31, 2013 was $155,836.

Guaranteed payments are those payments made by the Company to the Parent's participating members and are determined without regard to the Company's income. The Company treats guaranteed payments for services as if they were made to a person who is not a member. Guaranteed payments are not subject to income tax withholding.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2013

NOTE F - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the contracts and expects the risk of loss to be remote.

NOTE G - NET CAPITAL REQUIREMENTS

The Company as a member of FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the Company to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregated indebtedness at December 31, 2013, as defined. At December 31, 2013, the Company's net capital was $656,520, which was $556,520 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was approximately 80.63%.

NOTE H - REGULATORY EXEMPTION

The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i) of the SEC Rule 15c3-3 and, therefore, has not included the schedules entitled "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

NOTE I - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2014, the date these financial statements were issued, and determined that no events which have occurred would require adjustments to the financial statements.

SUPPLEMENTARY INFORMATION

Schedule 1

TSC Distributors, LLC
(a wholly owned subsidiary of TS Capital, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

NET CAPITAL	
Total member's capital	$ 1,135,494
Non-allowable assets	(478,974)
Net capital	$ 656,520
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 529,331
NET CAPITAL REQUIREMENT MINIMUM	
Net capital required as 6.67% of aggregate indebtedness	$ 35,289
Minimum dollar net capital required per SEC Rule 15c3-1	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 556,520
Ratio of aggregate indebtedness to net capital	80.63%
Reconciliation of unaudited computation of net capital to audited computation of net capital as of December 31, 2013:	
Unaudited computation of net capital per most recent quarterly filing	$ 1,135,494
Audit adjustments for additional other assets	-
Adjusted computation of net capital	$ 1,135,494

Statement pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between the computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the unaudited Focus Report, Part II of Form X-17A-5 as of December 31, 2013 filed by the Company on January 31, 2014.

GrantThornton

Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Member
TSC Distributors, LLC

In planning and performing our audit of the financial statements of TSC Distributors, LLC (the "Company") (a wholly owned subsidiary of TS Capital, LLC), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 28, 2014